UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14f-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

American Smooth Wave Ventures, Inc.
(Exact name of registrant as specified in its corporate charter)

Commission File No.:  001-34715

Iowa (State or other jurisdiction of Incorporation or Organization)	26-3036101 (I.R.S. Employer Identification No.)

Jiangtou Village, Chendai town, Jinjiang, Fujian Province People’s Republic of China (Address of Principal Executive Offices)	362200 (Zip Code)

+86 595 8519 6329
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

January 26, 2011

American Smooth Wave Ventures, Inc.

Schedule 14f-1

You are urged to read this information statement carefully and in its entirety. However, you are not required to take any action in connection with this information statement.

References throughout this information statement to “we”, “us”, and “our” are to American Smooth Wave Ventures, Inc.

INTRODUCTION

This information statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 thereunder, in connection with  proposed changes in a majority of the membership of the board of directors of American Smooth Wave Ventures, Inc.  The date of this information statement is January 26, 2011.

This information statement is being mailed to stockholders of record as of January 24, 2011 and filed with the Securities and Exchange Commission (the “SEC”) on January 26, 2011.

On the tenth (10th) day after this Information Statement has been distributed to stockholders, American Smooth Wave Ventures, Inc., a Iowa corporation (“ASWV”) plans to appoint the individuals named herein to its Board of Directors.  In connection therewith, Neville Pearson will resign as the sole director of the board of ASWV and be replaced by the individuals named herein.

No action is required by the stockholders of ASWV in connection with this Information Statement.  However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to ASWV’s stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of ASWV’s directors occurs (otherwise than at a meeting of ASWV’s stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF ASWV’S DESIGNEES TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

TRANSACTION WITH AILIBAO

On January 21, 2011 (the “Closing Date”), we entered into an agreement and plan of reorganization (the “Exchange Agreement”) to acquire Ailibao International Investment Limited, a British Virgin Islands corporation (“Ailibao”) that, through its operating subsidiaries in the PRC, is in the business of producing and distributing Ailibao-branded footwear and apparel.  Pursuant to the terms of the Exchange Agreement, the shareholders of Ailibao (the “Ailibao Shareholders”) transferred and contributed all of their shares in Ailibao to us and in exchange, we agreed to issue to the designee of the Ailibao Shareholders, the shares equal to 93% of all of our shares after giving effect to the conversion of the a convertible note currently outstanding (the “Convertible Note”) and the issuance of shares to Speedy Time Investment Limited in connection with the transaction.

Until the closing of the transactions contemplated by the Exchange Agreement (the “Closing”), ASWV was a public “shell” company with nominal assets, and whose original business model had been to establish an online candy business, but who more recently has been seeking to identify, evaluate and investigate various companies with the intent that, if such investigation warrants, a reverse merger transaction be negotiated and completed pursuant to which ASWV would acquire a target company with an operating business with the intent of continuing the acquired company’s business as a publicly held entity.

General Business Summary of Ailibao

Ailibao, through its contractually controlled entities, designs, manufactures and sells “Ailibao” branded footwear and design related apparel in the PRC.   Its affiliated operating entity, Ailibao Shoes, was formed in 1983 as a "collective-owned enterprise" under the name Jinjiang Chendai Jiangtou Leather Factory and reorganized into a limited liability company in 1998 under the name Ailibao Shoes based in Jinjiang city, Fujian Province, PRC.  The Ailibao footwear line is focused on athletic shoes for casual dress and sporting activities including basketball, soccer, tennis, skateboarding, running, and hiking.   Ailibao-branded apparel products include Ailibao sports suits, shirts, caps, athletic bags and related accessories.

VOTING SECURITIES

As of January 21, 2010, there were 341,300,000 shares of ASWV’s Common Stock outstanding.  Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of January 21, 2011 by (i) each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock, (ii) each director, and named executive officer, and (iii) all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities.

We had 341,300,000 shares of common stock outstanding on January 21, 2011.

Names and Addresses of Beneficial Owners	Amount and Nature of Beneficial Ownership (1)	Percent of Class (2)
Lam Mei Ying(4)	282,176,601	82.67%

Ding Baofu, Chief Executive Officer and Chairperson of the Board(3) (4)	0	*

Ding Changming, Director(3) (4)	0	*

Lo Wing Sang, Chief Financial Officer(5)	5,078,544	1.48%

Ding Baojian, Chief Operating Officer and Director(3) (4)	0	*

Neville Pearson, Director(6)	0	*

All Directors and Officers as a Group(4) (5 Persons)	0	*
* less than 1%

___________________________

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to securities anticipated to be exercisable or convertible at or within 60 days of the date hereof, are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. The indication herein that shares are anticipated to be beneficially owned is not an admission on the part of the listed stockholder that he, she or it is or will be a direct or indirect beneficial owner of those shares.

(2)	Based on 341,300,000 shares of common stock outstanding on January 21, 2011.
(3)	Represents shares this person is entitled to purchase from Lam Mei Ying under an option agreement.
(4)
Address of this shareholder is Floor 2, Building 1, Kaiyuan Industrial Zone No.118, Jiangtou Village, Chendai Town, Jinjiang City.  In December 2010, Lam Mei Ying entered into a call option agreement with Ding Baofu, Ding Changming, Ding Baojian, Ding Fung Ying, Huang Xiu Yan, Ding Mei Chi and Chen Ke Qing (collectively, the “Optionees”), whereby the Optionees were granted the right to purchase 73,956,297 shares of our common stock, 73,956,297 shares of our common stock, 73,956,297 shares of our common stock, 14,918,223 shares of our common stock, 14,918,223 shares of our common stock, 14,918,223 shares of our common stock and 15,553,041 shares of common stock, respectively, from Lam Mei Ying.  The option vests and becomes exercisable according to the following schedule: (i) 30% if the Company’s net income for the first fiscal quarter of 2011 reaches $1,000,000; (ii) 30% if the Company’s net income for the second fiscal quarter of 2011 reaches $2,000,000 and (iii) the remaining 40% if the Company’s net income for the third fiscal quarter of 2011 reaches $3,000,000.  The option commences one month from effectiveness of a certain resale registration statement that may be filed by the Company and terminates on the one year anniversary of effectiveness.  The aggregate price for all of the option shares is $10,000.

(5)	Address of this shareholder is Room 801, The Centre Mark, 287-299 Queen’s Road Central, Hong Kong.
(6)
Mr. Pearson’s resignation from the Board of Directors is effective as of the tenth day after the filing of this Information Statement on Schedule 14F-1 with the Securities and Exchange Commission.  Address of this shareholder is 73726 Alessandro Dr. Suite 103, Palm Desert, CA 92260.

CHANGE OF CONTROL

The following summary of the Agreement is a summary and is qualified in its entirety by references to the Agreement which has been filed on January 21, 2011 as an exhibit to a Current Report on Form 8-K with the SEC.

General

At the Closing, ASWV consummated the transactions contemplated by the Exchange Agreement.  ASWV currently has 750,000,000 shares of common stock authorized for issuance, of which 8,532,500 shares were issued and outstanding immediately prior to the Closing.  Pursuant to that agreement, ASWV first acquired from Ailibao’s security holders all of its issued and outstanding shares of common stock in exchange for the issuance to them of a number of shares of ASWV constituting approximately 93% of its outstanding common stock.  These issuances of ASWV’s common stock were and will be made in transactions exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and Regulation S thereunder.  As a result of these transactions, Ailibao became a wholly owned subsidiary of ASWV, and the former Ailibao stockholders in turn own shares of ASWV.  The current holders of ASWV’s common stock and the holder of the Convertible Note and Speedy Time Investment Limited will retain their present holdings, which will represent approximately 7% of the shares to be outstanding.

CHANGES TO THE BOARD OF DIRECTORS

Prior to the Closing, the sole officer of ASWV was Neville Pearson, while Mr. Pearson and Irwin Kirz were ASWV’s Directors.  Mr. Kirz resigned as a director at the Closing.  Mr. Pearson resigned from his officer positions at the Closing and, in accordance with the terms and conditions of the Agreement, his resignation as director will be effective 10 days following the filing of this Information Statement with the SEC.  Concurrent with the Closing, the Board of Directors of ASWV appointed Ding Baofu as Chief Executive Officer and Chairman of the Board, Lo Wing Sang as Chief Financial Officer and Ding Baojian  as Chief Operating Officer.  The Board of Directors has also increased its size to three members and nominated and elected Baojian Ding and Ding Changming as new directors of ASWV (collectively, the “Incoming Directors”).  The change in directors is expected to occur 10 days following the filing of this Information Statement with the SEC.

Ailibao has advised us that, to the best of its knowledge, except as set forth below, none of the Incoming Directors is currently a director of, or holds any position with us or has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the designees has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The new members of the Board of ASWV are as follows:

Mr. Ding Baofu has over 18 years experience in the sportswear industry and is responsible for our overall strategic planning as well as overseeing the production and marketing of our products.  We believe Mr. Ding Baofu’s experience in footwear manufacturing and marketing allows him to provide valuable insight in his role as chairman of the board.  Mr. Ding Baofu is one of the founders of Fujian Jinjiang Chendai Ailibao Shoes & Clothes Co., Ltd and has served as the chairman and chief executive officer since its inception in 1998.  Mr. Ding Baofu received a junior college degree in business administration management at Quanzhou Liming University in 1993.

Mr. Ding Baojian has over 25 years experience in the sportswear industry and is responsible for overseeing our operations as well as new product developments. We believe Mr. Ding Baojian’s extensive experience in the footwear industry and his expertise in evaluating raw materials for footwear manufacturing allows him to share a valuable perspective with the board of directors. Mr. Ding Baojian is one of the founders of Fujian Jinjiang Chendai Ailibao Shoes & Clothes Co., Ltd, and is head of the product development since its inception in 1998. From 1986 to 1992, Mr. Ding Baojian was the producing department manager of a private footwear factory in Jinjiang.

Mr. Ding Changming is one of the founders of Fujian Jinjiang Chendai Ailibao Shoes & Clothes Co., Ltd, and has served as its vice general manager and head of the accounting department from its inception in 1998. We believe Mr. Ding Changming’s experience in the footwear industry and accounting provides him valuable insights from which he helps guide our board of directors. Mr. Ding Changming has over 11 years experience in the sportswear market and received a junior college degree in business administration management at Quanzhou Liming University in 2000.

DIRECTORS AND EXECUTIVE OFFICERS

Additionally, in connection with the Closing, Neville Pearson resigned as the sole officer of ASWV and Baofu Ding will assume responsibilities as Chief Executive Officer, Lo Wing Sang  will assume responsibilities as Chief Financial Officer and Baojian Ding will assume responsibilities as Chief Operating Officer

The following is a brief description of our executive officers other than the Chairman of the Board and the Incoming Directors:

Mr. Lo Wing Sang has served as our chief financial officer of  Fujian Jinjiang Chendai Ailibao Shoes & Clothes Co., Ltd since 2010. Prior to joining us, he was the chief financial officer of Chu Kong Petroleum and Natural Gas Steel Pipe Holdings Limited since November 2007. From 2006 to 2007, Mr. Lo held the chief financial officer position at Winning Metal Products Manufacturing Company Ltd.  From 2000 to 2006, he held controller and vice president positions in Finance (Group accounts), company secretary positions in Foxconn International Holdings Limited (Stock code: 2038) and Pico Far East Holdings Limited (Stock code: 752). Mr. Lo obtained his bachelor’s degree from City University of Hong Kong in 1994 and is qualified as ACIS, ACS, FCCA, CPA, CPA (Practicing) and ACA.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires ASWV’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of ASWV’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of ASWV’s securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of ASWV’s  common stock are required by SEC regulations to furnish ASWV with copies of all Section 16(a) forms that they file.  Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to ASWV, or written representations that no reports were required, ASWV believes that for the fiscal year ended December 31, 2010 beneficial owners complied with Section 16(a) filing requirements applicable to them in that each officer, director and beneficial owner of 10% or more of ASWV’s  securities will file a Form 3 with the SEC and has had no change of ownership since such filing.  There has been no change in beneficial ownership by each of these persons and/or entities since initial ownership or ownership as of December 31, 2010.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

None of the above-referenced officers and directors has received or accrued any compensation from ASWV.  None of our executives have employment agreements with us.

Director Compensation

We currently have no arrangements regarding remuneration of our directors.

SIGNATURE

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN SMOOTH WAVE VETNURES, INC.

By:	/s/Lo Wing Sang_____
Name: Lo Wing Sang
Title: Chief Financial Officer
Dated: January 26, 2011